Exhibit 99.1

Golden Star Refinances Royal Gold Loan

TORONTO, June 28, 2018 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") announces that its subsidiary, Golden Star (Wassa) Limited ("GSWL"), has signed a commitment letter for a $20 million secured loan facility (the "Facility") with Ecobank Ghana Limited ("Ecobank").

The Company will use the Facility to repay in full its existing $20 million medium term loan facility with Royal Gold, Inc (the "Royal Gold Loan") during the coming days. The repayment of the Royal Gold Loan is beneficial for Golden Star as it matures in July 2019 and is subject to an excess cash flow provision, which requires the Company to make mandatory repayments of 50% excess cash flow beginning in 2018 until maturity. No excess cash flow payments have been required to date, but the termination of the Royal Gold Loan provides flexibility to the Company's financial position.

There are no prepayment penalties associated with the Facility. The Facility will be repayable within 60 months of initial drawdown. Interest on amounts drawn under the Facility is payable monthly in arrears at an interest rate equal to three month LIBOR plus a spread of 7.5% per annum.

Sam Coetzer, President and Chief Executive Officer of Golden Star, commented:

"This facility adds flexibility to our financial position and enables us to maintain a stronger cash balance while we continue to ramp up both the Wassa and Prestea underground operations. We are continuing to strengthen the Company on all fronts and ensuring we have access to low cost capital is part of this process."

All monetary amounts refer to United States dollars unless otherwise indicated.

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines in Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from its two high grade, low cost underground mines. Gold production guidance for 2018 is 230,000-255,000 ounces at a cash operating cost per ounce of $650-730.  As the winner of the PDAC 2018 Environmental and Social Responsibility Award, Golden Star is committed to leaving a positive and sustainable legacy in its areas of operation.

Cautionary note regarding forward-looking information

Some statements contained in this news release are "forward looking information" within the meaning of Canadian securities laws and "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward looking statements and information include, but are not limited to, statements and information regarding: the use of drawdowns under the Facility; the benefits of refinancing the Royal Gold Loan; production guidance and cash operating cost per ounce guidance for 2018; and the ability to strengthen the Company on all fronts. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks, assumptions and uncertainties that could cause actual facts to differ materially. Factors that could cause actual results to differ materially include: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in our annual information form for the year ended December 31, 2017 which is filed on SEDAR at www.sedar.com. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event.

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SOURCE Golden Star Resources Ltd.

View original content: http://www.newswire.ca/en/releases/archive/June2018/28/c5503.html

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:55e 28-JUN-18